One Corporate Center
Rye, NY 10580-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com



GAMCO Asset Management Inc.

December 1, 2011

Mr. Carter R. Todd
Secretary
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214

Re: Shareholder Proposal

Dear Mr. Todd:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Gaylord Entertainment Company ("Gaylord") include the proposal in its proxy statement for the 2012 Annual Meeting of Shareholders. GAMCO is proposing a resolution that urges the shareholders to vote to request that the Board of Directors not extend the August 12, 2012 expiration date of the Amended and Restated Rights Agreement dated as of March 9, 2009, and thereafter amended and restated in Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of August 12, 2011, unless the holders of a majority of the outstanding shares of common stock approve extending the expiration date beyond August 12, 2012 at a meeting of the shareholders held as soon as practical.

Currently, GAMCO beneficially owns approximately 4,737,436 shares of Gaylord common stock. According to our information, this represents 9.78% of the outstanding common stock. Attached as Exhibit A are Amendment Nos. 35 and 36 to the Schedule 13D of GAMCO. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Gaylord since November 9, 2010. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from November 9, 2010 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Gaylord holds its 2012 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7793.

Sincerely,



David Goldman

DMG

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of GAYLORD ENTERTAINMENT COMPANY (the "Company") request that the Board of Directors of the Company not extend the August 12, 2012 expiration date of the Amended and Restated Rights Agreement dated as of March 9, 2009, and thereafter amended and restated in Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of August 12, 2011, unless the holders of a majority of the outstanding shares of common stock approve extending the expiration date beyond August 12, 2012 at a meeting of the shareholders held as soon as practical, but no later than August 12, 2012.*

SUPPORTING STATEMENT

On August 12, 2008, the Board of Directors entered into a Rights Agreement which was amended and restated in the Amended and Restated Rights Agreement, dated as of March 9, 2009, and thereafter amended and restated in Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of August 12, 2011. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 22% or more of the common stock of the Company. Once exercisable, the Rights entitle holders to purchase shares of the Company's Series A Junior Participating Preferred Stock.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the shareholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of shareholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the shareholders' interests. We believe the shareholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.









AFFIDAVIT OF DOUGLAS R. JAMIESON

STATE OF NEW YORK)
) ss.:
COUNTY OF WESTCHESTER)

Douglas R. Jamieson, being duly sworn, deposes and says:

1. I am the President of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Gaylord Entertainment Company ("Gaylord") for Gaylord's 2012 Annual Meeting of Shareholders.

2. GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding voting securities of Gaylord throughout the period since November 9, 2010. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Gaylord's 2012 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

Douglas R. Jamieson

Sworn to before me this
1st day of December 2011

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5-21-2015

Amendment Nos. 35 and 36 to Schedule 13D referenced in Exhibit A filed on November 9, 2009 and November 17, 2011 (complete filing available on EDGAR).